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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Factory Card & Party Outlet Corp.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

303051106

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 303051106	Page 2 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Hallmark Cards, Incorporated 44-0272180

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Missouri

	5.	Sole Voting Power 0 (see Item 4)

Number of	6.	Shared Voting Power 355,238 * (see Item 4)
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 0 (see Item 4)
Reporting
Person
With:	8.	Shared Dispositive Power 355,238 * (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,238 * (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) CO

*	Shared only by virtue of the fact that Image Arts, Inc., the record holder of the shares, is an indirect wholly-owned subsidiary of Hallmark Cards, Incorporated. Hallmark Cards, Incorporated disclaims beneficial ownership of such shares under Rule 13d-4.

CUSIP No. 303051106	Page 3 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). H.A., Inc. 43-1357397

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 0 (see Item 4)

Number of	6.	Shared Voting Power 355,238 * (see Item 4)
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 0 (see Item 4)
Reporting
Person
With:	8.	Shared Dispositive Power 355,238 * (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,238 * (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) CO

*	Shared only by virtue of the fact that Image Arts, Inc., the record holder of the shares, is a wholly-owned subsidiary of H.A., Inc. H.A., Inc. disclaims beneficial ownership of such shares under Rule 13d-4.

CUSIP No. 303051106	Page 4 of 9 pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Image Arts, Inc. 04-2900827

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

	5.	Sole Voting Power 0 (see Item 4)

Number of	6.	Shared Voting Power 355,238 (see Item 4)
Shares
Beneficially
Owned by Each	7.	Sole Dispositive Power 0 (see Item 4)
Reporting
Person
With:	8.	Shared Dispositive Power 355,238 (see Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 355,238 (see Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount In Row (9) 11.7%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 303051106	Page 5 of 9 pages

Item 1.

(a) Name of Issuer:

     Factory Card & Party Outlet Corp.

(b) Address of Issuer’s Principal Executive Offices:

     2727 Diehl Road
     Naperville, Illinois 60563-2371

Item 2.

(a) Name of Persons Filing:

     Hallmark Cards, Incorporated (“Hallmark”)
     H.A., Inc. (“HAI”)
     Image Arts, Inc. (“Image Arts”)

(b) Address of Principal Business Office or, if none, Residence:

     Hallmark Cards, Incorporated
     2501 McGee Trafficway
     Kansas City, Mo 64108

     H.A., Inc.
     103 Foulk Road, Suite 214
     Wilmington, Delaware 19803

     Image Arts, Inc.
     83 Enterprise Drive
     Marshfield, Massachusetts 02050

(c) Citizenship:

     Hallmark Cards, Incorporated — Missouri

     H.A., Inc. — Delaware

     Image Arts, Inc. — Delaware

(d) Title of Class of Securities:

     Common Stock, par value $.01 per share
     (“Common Stock”)

(e) CUSIP Number:

     303051106

CUSIP No. 303051106	Page 6 of 9 pages

Item 3.

     Not applicable.

Item 4. Ownership

(a) Amount beneficially owned:

     As of December 31, 2003, Image Arts was the direct beneficial owner of 355,238 shares of Common Stock. Image Arts is a wholly-owned subsidiary of HAI, which in turn is a wholly-owned subsidiary of Hallmark. Image Arts, HAI and Hallmark are sometimes referred to collectively herein as the “Reporting Persons.”

     By virtue of their relationships with Image Arts, Hallmark and HAI may be deemed under SEC rules to have shared power to vote and dispose of, or to direct the vote and disposition of, the shares beneficially owned by Image Arts. Beneficial ownership is shared only by virtue of the fact that Image Arts, the record holder of the shares, is a subsidiary of HAI and Hallmark. HAI and Hallmark disclaim beneficial ownership of such shares under Rule 13d-4.

(b) Percent of class: 11.7%

     This percentage calculation is based on the 3,035,210 shares of Common Stock shown as outstanding as of December 5, 2003 on the Form 10-Q of the Issuer for the fiscal quarter ending November 1, 2003 filed with the Securities and Exchange Commission on December 5, 2003.

     (c) Number of shares as to which the person has:

(i)	sole power to vote or to direct the vote:	0 shares*
(ii)	shared power to vote or to direct the vote:	355,238 shares*
(iii)	sole power to dispose or to direct the disposition of	0 shares*
(iv)	shared power to dispose or to direct the disposition of:	355,238 shares*

* See Item 4(a) above.

     All of the securities reported on this Schedule 13G were acquired from the Issuer in April 2002 upon the consummation of the Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code of Factory Card Outlet Corp. (the “Plan of Reorganization”). The Plan of Reorganization provided, among other things, that upon consummation all of Factory Card Outlet Corp.’s then-existing equity and debt securities would be eliminated and new equity and debt securities were issued to certain of its creditors, including Image Arts. The Plan of Reorganization was consummated on April 10, 2002, and Image Arts was issued 192,619 shares (385,238 shares after giving effect to the 2 for 1 stock split effected by the Issuer in October 2003) of Common Stock. On

CUSIP No. 303051106	Page 7 of 9 pages

June 13, 2002, the Issuer filed a Registration Statement on Form 8-A with the Securities and Exchange Commission registering the Common Stock under Section 12(g) of the Securities Exchange Act of 1934.

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8. Identification and Classification of Members of the Group

     Not applicable.

Item 9. Notice of Dissolution of Group

     Not applicable.

Item 10. Certification

     Not applicable.

CUSIP No. 303051106	Page 8 of 9 pages

SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2004

HALLMARK CARDS, INCORPORATED

By: /s/ Dwight C. Arn Name: Dwight C. Arn Title: Assistant Secretary

H.A., INC.

By: /s/ Dwight C. Arn Name: Dwight C. Arn Title: Vice President

IMAGE ARTS, INC.

By: /s/ Dwight C. Arn Name: Dwight C. Arn

CUSIP No. 303051106	Page 9 of 9 pages

EXHIBIT A

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13G

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13G (including amendments thereto) with regard to the common stock of Factory Card & Party Outlet Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of the 5th day of November, 2003.

HALLMARK CARDS, INCORPORATED

By: /s/ Dwight C. Arn Name: Dwight C. Arn Title: Assistant Secretary

H.A., INC.

By: /s/ Dwight C. Arn Name: Dwight C. Arn Title: Vice President

IMAGE ARTS, INC.

By: /s/ Dwight C. Arn Name: Dwight C. Arn Title: Vice President